Dah Sing Financial Holdings Limited
36th Floor Dah Sing Financial Centre
108 Gloucester Road Hong Kong

02 SEP 17 AM 9:54

Our Ref.: CS/L270/02

26th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

PROCESSED
SEP 20 2002
P THOMSON FINANCIAL

Re: Dah Sing Financial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4272

We enclose one (1) copy of our Interim Report 2002 for shareholders pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Dah Sing Financial Holdings Limited.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Dah Sing Financial Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
DAH SING FINANCIAL HOLDINGS LIMITED

Helen H.L. Soo
Company Secretary

dlw 9/18

Encl.

AN/sy084wwL270

大新金融集團有限公司
Dah Sing Financial Holdings Limited

02 SEP 17 AM 9:54

二零零二年度中期業績報告
INTERIM REPORT 2002

大新金融集團有限公司(「本公司」)董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月之簡明中期業績報告。未經審核之股東應佔溢利為四億六千零四拾萬港元。

The Directors of Dah Sing Financial Holdings Limited (the "Company") are pleased to present the Interim Report and condensed accounts of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2002. The unaudited profit attributable to shareholders was HK$460.4 million for the six months ended 30th June 2002.

未經審核之中期業績報告
UNAUDITED INTERIM FINANCIAL STATEMENTS

此等未經審核之簡明中期財務報表乃按照香港會計師公會所發出會計實務準則第二十五號之「中期財務報告」而編製。

These unaudited consolidated condensed interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

本集團編製此未經審核之中期財務報表與二零零一年度財務報表所採用的會計政策均屬一致。

The accounting policies used in preparing the unaudited interim financial statements of the Group are consistent with those adopted in the 2001 annual financial statements.

未經審核綜合損益結算表
截至六月三十日止六個月

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June

		2002 *HK$'000*	2001 *HK$'000*	變動 Variance %
利息收入	Interest income	**1,298,055**	1,749,601	
利息支出	Interest expense	**(368,853)**	(947,238)	
淨利息收入	Net interest income	**929,202**	802,363	15.8
其他營運收入	Other operating income	**318,706**	252,247	26.3
營運收入	Operating income	**1,247,908**	1,054,610	18.3
營運支出	Operating expenses	**(430,154)**	(441,594)	-2.6
扣除準備前之營運溢利	Operating profit before provisions	**817,754**	613,016	33.4
壞賬及呆賬準備調撥	Charge for bad and doubtful debts	**(327,718)**	(137,193)	138.9
扣除準備後之營運溢利	Operating profit after provisions	**490,036**	475,823	3.0
出售固定資產淨收益/(虧損)	Net gain / (loss) on disposal of fixed assets	**7,328**	(220)	
出售持至到期及非持作買賣用途的證券淨收益	Net gain on disposal of held-to-maturity and non-trading securities	**23,819**	50,984	
一般業務溢利	Profit on ordinary activities	**521,183**	526,587	-1.0
應佔共同控制實體淨虧損	Share of net losses of jointly controlled entities	**(3,600)**	(10,000)	
應佔聯營公司淨溢利	Share of net profits of associates	**–**	2,117	
除稅前溢利	Profit before taxation	**517,583**	518,704	-0.2
稅項	Taxation	**(53,509)**	(69,604)	
除稅後溢利	Profit after taxation	**464,074**	449,100	3.3
少數股東權益	Minority interests	**(3,649)**	(1,134)	
股東應佔溢利	Profit attributable to shareholders	**460,425**	447,966	2.8
基本每股盈利	Basic earnings per share	**HK$1.87**	HK$1.82	2.7
攤薄每股盈利	Diluted earnings per share	**HK$1.87**	HK$1.81	
擬派中期股息,每股0.52港元(2001:每股0.52港元)	Proposed interim dividend of HK$0.52 (2001: HK$0.52) per share	**128,221**	128,221	

未經審核綜合資產負債表　UNAUDITED CONSOLIDATED BALANCE SHEET

		二零零二年 六月三十日 As at 30th June 2002 *HK$'000*	二零零一年 十二月三十一日 As at 31st Dec. 2001 *HK$'000*
資產	**ASSETS**		
現金及短期資金	Cash and short-term funds	**6,650,131**	6,925,793
貿易票據	Trade bills	**606,834**	535,645
持有的存款證	Certificates of deposit held	**485,569**	524,766
持作買賣用途的證券	Trading securities	**2,167,555**	3,173,305
各項客戶貸款及其他賬目	Advances to customers and other accounts	**30,254,114**	30,081,342
持至到期證券	Held-to-maturity securities	**6,593,970**	4,597,102
非持作買賣用途的證券	Non-trading securities	**5,845,474**	6,234,977
聯營公司投資	Investments in associates	**–**	99,866
共同控制實體投資	Investments in jointly controlled entities	**23,400**	27,000
固定資產	Fixed assets	**1,091,021**	1,302,828
股東應佔長期人壽保險業務價值	Value of long-term life assurance business attributable to shareholders	**618,704**	593,029
投保人應佔長期資產值	Assets of long-term fund attributable to policyholders	**374,245**	336,222
資產合計	Total assets	**54,711,017**	54,431,875
負債	**LIABILITIES**		
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	**112,492**	293,164
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	**36,255,581**	33,030,725
已發行的存款證	Certificates of deposit issued	**6,402,786**	5,652,190
其他賬目及預提	Other accounts and accruals	**4,554,654**	8,219,098
長期負債之一年內應償還額	Current portion of long-term liabilities	**–**	230,000
長期負債	Long-term liabilities	**200,000**	200,000
投保人應佔之長期負債	Long-term liabilities attributable to policyholders	**374,245**	336,222
負債合計	Total liabilities	**47,899,758**	47,961,399
資本來源	**CAPITAL RESOURCES**		
借貸資本	Loan capital	**974,994**	974,719
少數股東權益	Minority interests	**67,261**	78,312
股本	Share capital	**493,158**	493,158
儲備	Reserves	**5,147,625**	4,776,340
擬派股息	Proposed dividend	**128,221**	147,947
股東資金	Shareholders' funds	**5,769,004**	5,417,445
資本來源合計	Total capital resources	**6,811,259**	6,470,476
負債及資本來源合計	Total liabilities and capital resources	**54,711,017**	54,431,875

未經審核綜合現金流量結算表
截至六月三十日止六個月

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June

		2002 HK$'000	2001 HK$'000
經營業務現金流量	Cash flows from operating activities	**(1,768,314)**	(2,619,656)
投資業務現金流量	Cash flows from investing activities	**288,912**	(59,151)
融資現金流量	Cash flows from financing	**505,300**	1,047,630
現金及現金等價物之淨減少	Net decrease in cash and cash equivalents	**(974,102)**	(1,631,177)
期初現金及現金等價物	Cash and cash equivalents at beginning of the period	**4,372,189**	4,565,439
期末現金及現金等價物	Cash and cash equivalents at end of the period	**3,398,087**	2,934,262
現金及現金等價物結餘之分析	Analysis of the balances of cash and cash equivalents		
現金及在銀行及其他金融機構的結餘	Cash and balances with banks and other financial institutions	**553,194**	385,784
通知及短期存款	Money at call and short notice	**1,440,508**	1,991,850
原本期限為三個月以內的國庫債券	Treasury bills with original maturity within three months	**1,515,887**	598,162
原本期限為三個月以內存放在銀行的定期存款	Placements with banks with original maturity within three months	**–**	230,000
原本期限為三個月以內的銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions with original maturity within three months	**(111,502)**	(271,534)
		3,398,087	2,934,262

現金及短期資金

CASH AND SHORT-TERM FUNDS

		二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000
現金及在銀行及其他金融機構的結餘	Cash and balances with banks and other financial institutions	**553,194**	1,102,326
通知及短期存款	Money at call and short notice	**1,440,508**	2,696,348
國庫債券（包括外匯基金票據）	Treasury bills (including Exchange Fund Bills)	**4,656,429**	3,127,119
		6,650,131	6,925,793
持有之國庫債券分析如下：	An analysis of treasury bills held is as follows:		
持作買賣用途的證券，按公平值	Trading securities, at fair value		
－非上市	– Unlisted	**74,548**	536,016
持至到期，按攤銷成本	Held-to-maturity, at amortised cost		
－非上市	– Unlisted	**4,581,881**	2,591,103
		4,656,429	3,127,119

扣除準備後之營運溢利與經營業務現金流量對賬表

截至六月三十日止六個月

RECONCILIATION OF OPERATING PROFIT AFTER PROVISIONS TO CASH FLOWS FROM OPERATING ACTIVITIES

For the six months ended 30th June

		2002 *HK$'000*	2001 *HK$'000*
扣除準備後之營運溢利	Operating profit after provisions	**490,036**	475,823
壞賬及呆賬準備	Provisions for bad and doubtful debts	**327,718**	137,193
減除收回後之貸款撇除淨額	Advances written off net of recoveries	**(325,882)**	(121,101)
折舊	Depreciation	**33,510**	31,325
已發行借貸資本之利息支出	Interest expense on loan capital issued	**20,147**	16,302
已發行的存款證利息支出	Interest expense on certificates of deposit issued	**73,491**	159,889
三個月以上到期的國庫債券之變動	Change in treasury bills maturing beyond three months	**(878,815)**	(5,677)
貿易票據之變動	Change in trade bills	**(71,908)**	(30,292)
所持存款證之變動	Change in certificates of deposit held	**39,197**	73,905
持作買賣用途的證券之變動	Change in trading securities	**1,005,750**	(1,640,852)
各項客戶貸款及其他賬目之變動	Change in advances to customers and other accounts	**(177,545)**	(357,671)
持至到期證券之變動	Change in held-to-maturity securities	**(1,995,008)**	83,184
非持作買賣用途的證券之變動	Change in non-trading securities	**455,776**	(2,060,179)
應付／應收聯營公司款項之變動	Change in amount due to / from an associate	**(4,998)**	–
股東應佔長期人壽保險業務價值之變動	Change in value of long-term life assurance business attributable to shareholders	**(25,675)**	(21,250)
三個月以上到期的銀行及其他金融機構存款及結餘之變動	Change in deposits and balances of banks and other financial institutions maturing beyond three months	**(297)**	25,329
客戶的往來、定期、儲蓄及其他存款之變動	Change in current, fixed, savings and other deposits of customers	**3,224,856**	391,600
其他負債之變動	Change in other liabilities	**(3,716,881)**	556,363
匯兌調整	Exchange adjustments	**871**	8,899
經營現金	Cash generated from operations	**(1,525,657)**	(2,277,210)
支付借貸資本利息	Interest paid on loan capital	**(20,592)**	–
支付已發行的存款證利息	Interest paid on certificates of deposit	**(72,958)**	(176,025)
派發普通股股息	Dividends paid on ordinary shares	**(147,947)**	(162,709)
已繳香港利得稅淨稅款	Net Hong Kong profits tax paid	**(1,160)**	(3,712)
經營業務現金流量	Cash flows from operating activities	**(1,768,314)**	(2,619,656)

未經審核之綜合權益變動報表
截至六月三十日止六個月

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June

		2002 *HK$'000*	2001 *HK$'000*
期初結存－權益合計	Opening balance – Total equity	**5,417,445**	4,661,768
會計政策之變動	Change in accounting policy	**–**	162,709
重列結存	Restated balance	**5,417,445**	4,824,477
非持作買賣用途的證券公平值變動所確認之收益／(虧損)	Recognised gains / (losses) arising from change in fair value of non-trading securities	**58,738**	(12,310)
未於損益賬確認之淨收益／(虧損)	Net gains / (losses) not recognised in the profit and loss account	**58,738**	(12,310)
股東應佔溢利	Profit attributable to shareholders	**460,425**	447,966
儲備之變動	Change in reserves	**(19,657)**	(5,451)
股息	Dividends	**(147,947)**	(162,709)
發行股本	Issue of share capital	**–**	677
期末結存－權益合計	Closing balance – Total equity	**5,769,004**	5,092,650

股東資金

SHAREHOLDERS' FUNDS

		二零零二年 六月三十日 As at 30th June 2002 *HK$'000*	二零零一年 十二月三十一日 As at 31st Dec. 2001 *HK$'000*
股本	Share capital	**493,158**	493,158
儲備	Reserves		
股份溢價	Share premium	**817,703**	817,703
資本儲備	Capital reserve	**104**	5,072
投資物業重估儲備	Investment properties revaluation reserve	**23,287**	25,165
行產重估儲備	Premises revaluation reserve	**308,105**	311,707
投資重估儲備	Investments revaluation reserve	**42,015**	(3,912)
一般儲備	General reserve	**588,930**	588,930
保留盈利	Retained earnings	**3,367,481**	3,031,675
		5,147,625	4,776,340
擬派股息	Proposed dividend	**128,221**	147,947
合計	Total	**5,769,004**	5,417,445

壞賬及呆賬準備調撥
截至六月三十日止六個月

CHARGE FOR BAD AND DOUBTFUL DEBTS
For the six months ended 30th June

		2002	2001	變動 Variance
		HK$'000	*HK$'000*	%
特別準備調撥	Specific provision charged	**327,485**	136,341	140.2
一般準備調撥	General provision charged	**233**	852	-72.7
		327,718	137,193	138.9

稅項

香港利得稅乃按照有關期內估計應課稅溢利依稅率16.0%（2001：16.0%）提撥準備。

上列稅項已包括本集團在有限責任合夥投資之應佔估計香港稅損。本集團之有限責任合夥投資將於獲得及能利用來自該等投資之稅務利益之同期撇銷。

並無任何重大遞延稅項承擔未提撥準備。

TAXATION

Hong Kong profits tax has been provided at 16.0% (2001: 16.0%) on the estimated assessable profit for the period.

Included in the taxation is the attributable share of estimated Hong Kong profits tax losses arising from investments in limited partnerships. The Group's investments in limited partnerships are written off in the same period as the taxation benefits resulting from those investments are received and utilised.

There is no significant deferred taxation liability not provided for.

基本及攤薄每股盈利

基本每股盈利按照盈利460,425,000港元（2001：447,966,000港元）及期內已發行股份加權平均數246,578,802股（2001：246,558,360股）計算。

攤薄每股盈利乃按照盈利460,425,000港元（2001：447,966,000港元）及期內已發行股份加權平均數246,772,712股（2001：246,824,333股）已就所有潛在攤薄的普通股予以調整計算。

BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share is based on earnings of HK$460,425,000 (2001: HK$447,966,000) and the weighted average number of 246,578,802 (2001: 246,558,360) shares in issue during the period.

The calculation of diluted earnings per share is based on earnings of HK$460,425,000 (2001: HK$447,966,000) and the weighted average number of 246,772,712 (2001: 246,824,333) shares in issue during the period after adjusting for the effect of all dilutive potential ordinary shares.

持作買賣用途的證券 TRADING SECURITIES

		二零零二年 六月三十日 As at 30th June 2002	二零零一年 十二月三十一日 As at 31st Dec. 2001
按公平值：	At fair value:	*HK$'000*	*HK$'000*
債務證券	Debt securities		
－香港上市	– Listed in Hong Kong	**809,061**	1,727,877
－香港以外上市	– Listed outside Hong Kong	**39,067**	78,562
－非上市	– Unlisted	**1,213,378**	1,251,878
		2,061,506	3,058,317
權益性證券	Equity securities		
－香港上市	– Listed in Hong Kong	**55,376**	60,363
－香港以外上市	– Listed outside Hong Kong	**21,242**	25,832
－非上市	– Unlisted	**29,431**	28,793
		106,049	114,988
		2,167,555	3,173,305
持作買賣用途的證券按發行機構類別分析如下：	Trading securities are analysed by issuer as follows:		
－中央政府和中央銀行	– Central governments and central banks	**770,671**	1,996,582
－公營機構	– Public sector entities	**1,197,127**	1,051,142
－銀行及其他金融機構	– Banks and other financial institutions	**101,537**	20,296
－企業	– Corporate entities	**68,789**	72,332
－其他	– Others	**29,431**	32,953
		2,167,555	3,173,305

持至到期證券　HELD-TO-MATURITY SECURITIES

		二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000
期初／年初結存	Balance as at beginning of period / year	**4,597,103**	7,106,084
折讓攤銷	Amortisation of discount	**37,305**	84,510
增購	Additions	**2,766,352**	7,085,237
償還	Repayments	**(685,806)**	–
期內／年內出售的證券	Securities sold during the period / year	**(162,981)**	(9,678,729)
匯兑差額	Exchange difference	**41,997**	–
期末／年末結存	Balance as at end of period / year	**6,593,970**	4,597,102
上市證券，按攤銷成本	Listed securities, at amortised cost		
－香港上市	– Listed in Hong Kong	**2,787,366**	1,817,416
－香港以外上市	– Listed outside Hong Kong	**1,637,966**	1,203,092
		4,425,332	3,020,508
非上市證券，按攤銷成本	Unlisted securities, at amortised cost	**2,168,638**	1,576,594
		6,593,970	4,597,102
上市證券的市值	Market value of listed securities	**4,468,698**	2,996,177
持至到期證券按發行機構類別分析如下：	Held-to-maturity securities are analysed by issuer as follows:		
－中央政府和中央銀行	– Central governments and central banks	**3,220,830**	1,817,416
－公營機構	– Public sector entities	**391,990**	284,043
－銀行及其他金融機構	– Banks and other financial institutions	**2,435,002**	2,354,921
－企業	– Corporate entities	**546,148**	140,722
		6,593,970	4,597,102

非持作買賣用途的證券 NON-TRADING SECURITIES

		二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000
按公平值：	At fair value:		
債務證券	Debt securities		
－香港上市	– Listed in Hong Kong	**32,418**	999,581
－香港以外上市	– Listed outside Hong Kong	**639,005**	846,752
－非上市	– Unlisted	**5,121,243**	4,128,214
		5,792,666	5,974,547
權益性證券	Equity securities		
－香港上市	– Listed in Hong Kong	**6,163**	20,427
－香港以外上市	– Listed outside Hong Kong	**8,226**	48
－非上市	– Unlisted	**38,419**	239,955
		52,808	260,430
		5,845,474	6,234,977
非持作買賣用途的證券按發行機構類別分析如下：	Non-trading securities are analysed by issuer as follows:		
－中央政府和中央銀行	– Central governments and central banks	**389,082**	1,347,408
－公營機構	– Public sector entities	**1,520,609**	1,400,484
－銀行及其他金融機構	– Banks and other financial institutions	**234,376**	521,205
－企業	– Corporate entities	**3,667,721**	2,852,893
－其他	– Others	**33,686**	112,987
		5,845,474	6,234,977

各項客戶貸款及其他賬目 ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

		二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000	變動 Variance %
各項客戶貸款	Advances to customers	**29,186,420**	29,274,357	-0.3
證券化貸款	Securitised loans	**–**	234,003	
減：不需付還金額	Less: non-returnable proceeds	**–**	(234,003)	
壞賬及呆賬準備	Provisions for bad and doubtful debts			
特別	Specific	**(349,902)**	(308,142)	
一般	General	**(262,652)**	(263,183)	
		28,573,866	28,703,032	-0.5
應計利息	Accrued interest	**279,220**	368,325	
其他賬目	Other accounts	**1,401,159**	1,046,572	
應計利息及其他賬目準備	Provisions against accrued interest and other accounts			
特別	Specific	**–**	(36,396)	
一般	General	**(131)**	(191)	
		1,680,248	1,378,310	
		30,254,114	30,081,342	0.6

客戶貸款總額－按行業分類

GROSS ADVANCES TO CUSTOMERS BY INDUSTRY SECTOR

		二零零二年六月三十日 As at 30th June 2002 *HK$'000*	二零零一年十二月三十一日 As at 31st Dec. 2001 *HK$'000*	變動 Variance %
工商金融	Industrial, commercial and financial			
－物業發展	– Property development	**268,228**	447,730	-40.1
－物業投資	– Property investment	**2,514,744**	2,379,572	5.7
－金融企業	– Financial concerns	**353,124**	363,192	-2.8
－股票經紀	– Stockbrokers	**11,903**	12,512	-4.9
－批發與零售業	– Wholesale and retail trade	**1,124,033**	1,168,226	-3.8
－製造業	– Manufacturing	**2,130,943**	2,134,177	-0.2
－運輸及運輸設備	– Transport and transport equipment	**2,005,534**	2,180,592	-8.0
－其他	– Others	**931,981**	888,067	4.9
		9,340,490	9,574,068	-2.4
個人	Individuals			
－購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇貸款	– Loans for the purchase of flats *in the Home Ownership Scheme,* Private Sector Participation Scheme and Tenants Purchase Scheme	**2,458,999**	2,465,067	-0.2
－購買其他住宅物業貸款	– Loans for the purchase of other residential properties	**8,407,825**	8,443,582	-0.4
－信用卡貸款	– Credit card advances	**2,790,660**	2,773,749	0.6
－其他	– Others	**3,600,930**	3,661,823	-1.7
		17,258,414	17,344,221	-0.5
在香港使用的貸款	Loans for use in Hong Kong	**26,598,904**	26,918,289	-1.2
貿易融資	Trade finance	**2,123,009**	1,879,976	12.9
在香港以外使用的貸款	Loans for use outside Hong Kong	**464,507**	476,092	-2.4
		29,186,420	29,274,357	-0.3

超過九成之客戶貸款總額皆在香港。

Over 90% of gross advances to customers were extended to customers located in Hong Kong.

不履行貸款　NON-PERFORMING LOANS

		二零零二年六月三十日 As at 30th June 2002 *HK$'000*	佔總貸款額百分比 % of Total Advances	二零零一年十二月三十一日 As at 31st Dec. 2001 *HK$'000*	佔總貸款額百分比 % of Total Advances
貸款總額	Gross advances	**597,630**	**2.05**	605,935	2.07
已撥出特別準備	Specific provisions made	**(324,058)**		(267,035)	
		273,572		338,900	
持有抵押品市值	Market value of security held	**254,867**		328,420	
懸欠利息	Interest in suspense	**40,221**		53,147	

不履行貸款乃利息已撥入懸欠或已停止累計利息的客戶貸款。

Non-performing loans are loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased.

逾期未償還貸款　OVERDUE ADVANCES

		二零零二年六月三十日 As at 30th June 2002 *HK$'000*	佔總貸款額百分比 % of Total Advances	二零零一年十二月三十一日 As at 31st Dec. 2001 *HK$'000*	佔總貸款額百分比 % of Total Advances
逾期未償還貸款總額：	Gross advances overdue for:				
三個月以上至六個月	Six months or less but over three months	**202,587**	**0.69**	179,324	0.61
六個月以上至一年	One year or less but over six months	**85,900**	**0.30**	113,761	0.39
一年以上	Over one year	**158,305**	**0.54**	191,569	0.65
		446,792	**1.53**	484,654	1.65
上述貸款之仍累計利息部份	The amount on which interest is still being accrued	**66,701**		60,536	
有擔保逾期貸款所持的抵押品市值	Market value of security held against the secured advances	**254,738**		308,015	
有擔保逾期貸款	Secured overdue advances	**243,728**		290,424	
無擔保逾期貸款	Unsecured overdue advances	**203,064**		194,230	
已撥出特別準備	Specific provisions made	**176,921**		184,044	

逾期未償還貸款與不履行貸款對賬如下：

OVERDUE ADVANCES ARE RECONCILED TO NON-PERFORMING LOANS AS FOLLOWS:

		二零零二年六月三十日 As at 30th June 2002 *HK$'000*	二零零一年十二月三十一日 As at 31st Dec. 2001 *HK$'000*
貸款逾期超過三個月	Advances which are overdue for more than three months	**446,792**	484,654
加：逾期三個月或以下之不履行貸款	Add: non-performing loans which are overdue for three months or less	**131,497**	109,379
加：未逾期之不履行貸款	Add: non-performing loans which are not yet overdue	**24,402**	20,536
加：經重組貸款減去已列入逾期貸款內之金額	Add: rescheduled advances net of amounts included in overdue advances	**61,640**	51,902
減：逾期超過三個月，但仍在累計利息之貸款	Less: advances which are overdue for more than three months and on which interest is still being accrued	**(66,701)**	(60,536)
不履行貸款	Non-performing loans	**597,630**	605,935

超過九成之不履行及逾期貸款的客戶皆在香港。

Over 90% of non-performing loans and overdue loans were due from customers located in Hong Kong.

經重組貸款（已扣除載於上述逾期超過三個月以上未償還貸款）：

RESCHEDULED ADVANCES (net of those which have been overdue for over three months and reported as part of Overdue Advances above):

		二零零二年六月三十日 As at 30th June 2002 *HK$'000*	佔總貸款額百分比 % of Total Advances	二零零一年十二月三十一日 As at 31st Dec. 2001 *HK$'000*	佔總貸款額百分比 % of Total Advances
經重組貸款	Rescheduled advances	**231,465**	**0.79**	268,364	0.92
已撥出特別準備	Specific provisions made	**35,003**		20,349	

於二零零一年十二月三十一日及二零零二年六月三十日並無貸予銀行及金融機構的貸款或其他資產被分類為不履行、逾期及經重組資產。

There were no advances to bank and financial institutions nor other assets that were classified under non-performing, overdue and rescheduled assets as at 30th June 2002 and 31st December 2001.

到期情況

MATURITY PROFILE

		二零零二年六月三十日 As at 30th June 2002						
		即時還款 Repayable on demand *HK$'000*	三個月或以下 3 months or less *HK$'000*	一年或以下，但超過三個月 1 year or less but over 3 months *HK$'000*	五年或以下，但超過一年 5 years or less but over 1 year *HK$'000*	五年以後 After 5 years *HK$'000*	無註明日期 Undated *HK$'000*	合計 Total *HK$'000*
資產	Assets							
國庫債券	Treasury bills	-	1,515,887	3,140,542	-	-	-	4,656,429
持有的存款證	Certificates of deposit held	-	-	30,057	455,512	-	-	485,569
各項客戶貸款	Advances to customers	5,406,900	3,758,628	2,512,623	7,284,120	9,597,332	626,817	29,186,420
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	-	51,490	487,036	1,410,901	112,079	-	2,061,506
－持至到期證券	– Held-to-maturity securities	25,905	307,409	242,726	5,238,749	779,181	-	6,593,970
－非持作買賣用途的證券	– Non-trading securities	44,410	915,205	470,205	1,680,380	2,606,571	75,895	5,792,666
		5,477,215	6,548,619	6,883,189	16,069,662	13,095,163	702,712	48,776,560
負債	Liabilities							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	103,205	8,297	990	-	-	-	112,492
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	7,431,942	26,302,713	2,353,373	167,553	-	-	36,255,581
已發行的存款證	Certificates of deposit issued	-	350,000	1,968,794	4,083,992	-	-	6,402,786
		7,535,147	26,661,010	4,323,157	4,251,545	-	-	42,770,859

到期情況 *(續)*

MATURITY PROFILE *(Continued)*

		二零零一年十二月三十一日 As at 31st Dec. 2001						
		即時還款 Repayable on demand *HK$'000*	三個月或以下 3 months or less *HK$'000*	一年或以下，但超過三個月 1 year or less but over 3 months *HK$'000*	五年或以下，但超過一年 5 years or less but over 1 year *HK$'000*	五年以後 After 5 years *HK$'000*	無註明日期 Undated *HK$'000*	合計 Total *HK$'000*
資產	Assets							
國庫債券	Treasury bills	–	865,392	2,261,727	–	–	–	3,127,119
持有的存款證	Certificates of deposit held	–	–	69,179	455,587	–	–	524,766
各項客戶貸款	Advances to customers	5,543,495	3,780,315	2,552,040	6,828,066	9,956,136	614,305	29,274,357
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	–	276	346,773	2,532,558	178,710	–	3,058,317
－持至到期證券	– Held-to-maturity securities	–	682,137	–	3,462,438	452,527	–	4,597,102
－非持作買賣用途的證券	– Non-trading securities	–	749,418	160,925	2,480,201	2,579,924	4,079	5,974,547
		5,543,495	6,077,538	5,390,644	15,758,850	13,167,297	618,384	46,556,208
負債	Liabilities							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	70,578	221,299	1,287	–	–	–	293,164
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	7,118,226	23,484,452	2,240,351	187,696	–	–	33,030,725
已發行的存款證	Certificates of deposit issued	–	100,000	1,170,606	4,381,584	–	–	5,652,190
		7,188,804	23,805,751	3,412,244	4,569,280	–	–	38,976,079

跨國債權

CROSS-BORDER CLAIMS

		二零零二年六月三十日 As at 30th June 2002			
		銀行及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
相等於百萬港元	Equivalent in millions of HK$				
亞太區，不包括香港在內	Asia Pacific excluding Hong Kong	597	–	524	1,121
北美及南美	North and South America	544	3,463	4,708	8,715
中東及非洲	Middle East and Africa	–	–	1	1
歐洲	Europe	1,428	–	220	1,648
		2,569	3,463	5,453	11,485

		二零零一年十二月三十一日 As at 31st Dec. 2001			
		銀行及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
相等於百萬港元	Equivalent in millions of HK$				
亞太區，不包括香港在內	Asia Pacific excluding Hong Kong	855	–	267	1,122
北美及南美	North and South America	823	1,889	3,665	6,377
中東及非洲	Middle East and Africa	1	–	–	1
歐洲	Europe	2,576	–	479	3,055
		4,255	1,889	4,411	10,555

跨國債權資料是在顧及風險的轉移後，根據交易對手的所在地而披露與外地交易對手最終的風險。一般而言，若交易對手的債權是由在不同國家的另一方擔保，或履行債權是一銀行的海外分行，而其總部是處於不同的國家，才會確認風險，由一國家轉往另一國家。

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, transfer of risk from one country to another is recognised if the claims against a counterparty are guaranteed by another party in a different country or if the claims are on an overseas branch of a bank whose head office is located in a different country.

或然負債、承擔及衍生工具

CONTINGENT LIABILITIES, COMMITMENTS AND DERIVATIVES

各項重大或然負債及承擔之合約額分類如下：

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment:

		二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000
直接信貸代替品	Direct credit substitutes	**66,176**	67,356
與交易相關之或然項目	Transaction related contingencies	**40,195**	14,014
與貿易相關之或然項目	Trade-related contingencies	**772,484**	859,371
其他承擔，其原本期限為：	Other commitments with an original maturity of:		
－少於一年或可無條件取消	– under 1 year or which are unconditionally cancellable	**17,473,791**	17,849,072
－一年及以上	– 1 year and over	**1,075,772**	740,487
		19,428,418	19,530,300

各項重大衍生工具之名義合約額分類如下：

The following is a summary of the aggregate notional contract amounts of each significant type of derivatives:

		買賣交易 Trading		對沖交易 Hedging		合計 Total	
		二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000	二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000	二零零二年六月三十日 As at 30th June 2002 HK$'000	二零零一年十二月三十一日 As at 31st Dec. 2001 HK$'000
匯率合約	Exchange rate contracts						
遠期及期貨合約	Forward and future contracts	**8,115,252**	341,288	**13,607,435**	16,218,588	**21,722,687**	16,559,876
貨幣掉期	Currency swaps	**-**	-	**57,720**	57,703	**57,720**	57,703
外匯期權合約	Foreign exchange option contracts						
－購入貨幣期權	– Currency options purchased	**361,082**	437,773	**-**	-	**361,082**	437,773
－沽出貨幣期權	– Currency options written	**360,978**	437,853	**-**	-	**360,978**	437,853
		8,837,312	1,216,914	**13,665,155**	16,276,291	**22,502,467**	17,493,205
利率合約	Interest rate contracts						
遠期及期貨合約	Forward and futures contracts	**9,431,990**	-	**-**	9,304,892	**9,431,990**	9,304,892
利率掉期	Interest rate swaps	**4,271**	-	**3,556,842**	3,166,208	**3,561,113**	3,166,208
利率期權合約	Interest rate option contracts						
－沽出期權	– Options written	**2,988,005**	-	**1,497,590**	1,169,663	**4,485,595**	1,169,663
		12,424,266	-	**5,054,432**	13,640,763	**17,478,698**	13,640,763
其他合約	Other contracts						
權益性指數期貨合約	Equity index futures contracts	**19,311**	16,896	**-**	14,435	**19,311**	31,331
權益性期權合約	Equity option contracts						
－購入期權	– Options purchased	**178,407**	71,424	**-**	-	**178,407**	71,424
－沽出期權	– Options written	**179,332**	71,424	**-**	-	**179,332**	71,424
		377,050	159,744	**-**	14,435	**377,050**	174,179

或然負債、承擔及衍生工具 *(續)*

CONTINGENT LIABILITIES, COMMITMENTS AND DERIVATIVES *(Continued)*

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

上述資產負債表外之項目之信貸風險加權數額及重置成本，未經計入本集團訂立之雙邊淨額結算安排如下：

The credit risk weighted amounts and replacement costs of the above off-balance sheet exposures, without taking into account the effect of bilateral netting arrangements that the Group entered into, are as follows:

		二零零二年六月三十日 **As at 30th June 2002**		二零零一年十二月三十一日 As at 31st Dec. 2001	
		信貸風險加權數額 Credit risk weighted amount *HK$'000*	**重置成本 Replacement cost *HK$'000***	信貸風險加權數額 Credit risk weighted amount *HK$'000*	重置成本 Replacement cost *HK$'000*
或然負債及承擔	Contingent liabilities and commitments	**751,965**		582,336	
衍生工具	Derivatives				
匯率合約	Exchange rate contracts	**86,430**	**200,543**	111,714	347,146
利率合約	Interest rate contracts	**25,574**	**85,425**	24,766	89,772
其他合約	Other contracts	**582**	**4**	1,067	253
		112,586	**285,972**	137,547	437,171
		864,551		719,883	

合約數額僅為顯示資產負債表結算日的交易量。並不代表風險數額。

The contract amounts of these instruments indicate the volume of transactions outstanding as at the balance sheet date. They do not represent the amounts at risk.

信貸風險加權數額乃根據銀行業條例第三附表及香港金融管理局所發出之指引計算。而計算所得之數額則視乎交易對方及各項合約到期特性。

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

重置成本乃指按市值估價，其價值為正數的所有合約成本(若交易對方不履行其義務時)，並以其價值為正數的合約按市值計算。重置成本亦被視為於結算日接近該等合約數額的信貸風險約數。

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking to market contracts with a positive value. Replacement cost is considered to be a close approximation of the credit risk for these contracts at the balance sheet date.

外匯風險

FOREIGN EXCHANGE RISK

以下為本集團銀行系所持有外匯淨盤總額的百分之十或以上的貨幣：

The following is the Banking Group's net foreign exchange position in individual currency that constitutes 10% or more of the total net position in all foreign currencies:

		二零零二年六月三十日 As at 30th June 2002		二零零一年十二月三十一日 As at 31st Dec. 2001	
		美元 US$	歐元 EUR	美元 US$	歐元 EUR
相等於百萬港元	Equivalent in millions of HK$				
現貨資產	Spot assets	**21,559**	**807**	20,757	657
現貨負債	Spot liabilities	**(21,350)**	**(806)**	(20,522)	(672)
遠期買入	Forward purchases	**29,813**	**925**	20,847	622
遠期賣出	Forward sales	**(26,410)**	**(910)**	(19,064)	(609)
長／(短)盤淨額	Net long / (short) position	**3,612**	**16**	2,018	(2)

風險管理

MANAGEMENT OF RISKS

董事認為來自買賣交易所產生之市場風險對本集團並無重大影響，此已顧及本集團所制定的風險管理政策及程序。

The Directors are of the opinion that the market risk arising from the trading book of the Group, having regard to the Group's risk management policies and procedures in place, is not material.

分部資料

SEGMENT INFORMATION

		截至二零零二年六月三十日止六個月 For the six months ended 30th June 2002		
		銀行及其相關業務 Banking & related business HK$'000	保險業務 Insurance business HK$'000	合計 Total HK$'000
營運收入	Operating income	**1,208,497**	**39,411**	**1,247,908**
除稅前溢利	Profit before taxation	**480,293**	**37,290**	**517,583**

		截至二零零一年六月三十日止六個月 For the six months ended 30th June 2001		
		銀行及其相關業務 Banking & related business HK$'000	保險業務 Insurance business HK$'000	合計 Total HK$'000
營運收入	Operating income	1,024,405	30,205	1,054,610
除稅前溢利	Profit before taxation	490,499	28,205	518,704

財務比率 FINANCIAL RATIOS

		截至二零零二年六月三十日止之有關期間 Period ended 30th June 2002	截至二零零一年十二月三十一日止之有關年度 Year ended 31st Dec. 2001	截至二零零一年六月三十日止之有關期間 Period ended 30th June 2001
淨利息收入／營運收入	Net interest income / operating income	**74.5%**	75.4%	76.1%
成本對收入比率	Cost to income ratio	**34.5%**	41.6%	41.9%
總資產回報（年率）	Return on total assets (annualised)	**1.7%**	1.7%	1.8%
股東資金回報（年率）	Return on shareholders' funds (annualised)	**16.6%**	17.0%	18.2%
派發股息比率（相對可派發溢利）	Dividend payout ratio (on distributable profit)	**29.3%**	34.5%	31.2%
貸款對存款（包括借貸資本）比率（有關期間結餘日）	Loan to deposit (including loan capital) ratio (as at period end)	**65.5%**	72.4%	75.2%
貸款對存款（不包括借貸資本）比率（有關期間結餘日）	Loan to deposit (excluding loan capital) ratio (as at period end)	**67.0%**	74.2%	77.2%
資本充足比率（註）	Capital adequacy ratio (Note)	**19.1%**	18.7%	17.8%
經調整資本充足比率（註）	Adjusted capital adequacy ratio (Note)	**19.0%**	18.5%	17.6%
平均流動資產比率（註）	Average liquidity ratio (Note)	**52.3%**	46.2%	44.2%
淨息差（年率）	Net interest margin (annualised)	**4.05%**	3.76%	3.72%

註：

資本充足比率顯示本集團銀行系於六月三十日或十二月三十一日之綜合比率。集團銀行系內各公司之資本充足比率乃根據銀行業條例第三附表計算。

經調整資本充足比率表示集團銀行系之綜合比率。集團銀行系內各公司之經調整資本充足比率乃根據香港金融管理局所發出「就市場風險維持充足資本」指引計算，是項經調整比率已顧及市場風險。

流動資產比率顯示集團銀行系於有關期內每個曆月的平均流動資產比率的簡單平均數。集團銀行系內各公司之流動資產比率是根據銀行業條例第四附表計算。

Note:

The capital adequacy ratio represents the consolidated ratio of the Banking Group as at 30th June or 31st December. The capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Third Schedule of the Banking Ordinance.

The adjusted capital adequacy ratio represents the consolidated ratio of the Banking Group. The adjusted capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority. The adjusted ratio takes into account market risk.

The liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio for the relevant periods for the Banking Group. The liquidity ratio of each entity within the Banking Group is computed in accordance with the Fourth Schedule of the Banking Ordinance.

中期股息 INTERIM DIVIDEND

董事會宣佈二零零二年度中期股息每股0.52港元，將於二零零二年九月二日（星期一）或之後付予於二零零二年八月三十日（星期五）辦公時間結束時登記於股東名冊內之股東。

The Directors have declared an interim dividend of HK$0.52 per share for 2002 payable on or after Monday, 2nd September 2002 to shareholders whose names are on the Register of Shareholders at the close of business on Friday, 30th August 2002.

暫停辦理股東登記

本公司將於二零零二年八月二十六日(星期一)至二零零二年八月三十日(星期五)(包括首尾兩天)暫停辦理股東登記。如欲享有中期股息，須於二零零二年八月二十三日(星期五)下午四時或以前將過戶表格連同有關股票送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司，本公司之股份登記處辦理過戶手續。

業務回顧

在極其困難的營商環境下，集團仍能在二零零二年首六個月錄得佳績。投資及消費放緩、失業率攀升、市場氣氛薄弱、以及通縮持續，致令本港經濟多方受壓。

儘管現時市況不景、貸款需求疲弱，期內集團扣除準備後之營運溢利仍錄得四億九千萬港元，較二零零一年首六個月上升百分之三。股東應佔溢利較去年同期上升百分之二點八，達四億六千零四十萬港元。集團並決定將中期股息維持每股0.52港元。

透過大新銀行及豐明銀行的營運，集團的銀行業務在本年度首六個月表現理想。然而，由於個人破產個案急升，信用卡及私人貸款壞賬調撥需顯著提高，抵銷營運收入的強勁增長。集團會繼續銳意擴大客戶基礎及交叉銷售、提供更廣泛之產品和服務、增進集團之服務質素，並提升風險管理能力。

集團人壽保險業務因營商環境疲弱，新銷售業務增長放緩、持續保單比率減低情況下，雖然在債券投資上有較佳獲利，惟對集團之整體溢利貢獻，僅與去年同期相約。

CLOSING OF REGISTER OF SHAREHOLDERS

The Register of Shareholders will be closed from Monday, 26th August 2002 to Friday, 30th August 2002, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 23rd August 2002.

BUSINESS REVIEW

Our Group achieved satisfactory results for the first six months of 2002 amidst a very difficult operating environment. The local economy suffered from slow investment and consumption, rising unemployment, weak sentiment and continued deflation.

Despite such market conditions and weak loan demand, our operating profit after provisions for the period under review, at HK$490.0 million, was 3.0% higher than that of the first six months in 2001. Profit attributable to shareholders, at HK$460.4 million, was 2.8% higher than that of the same period last year. We have maintained our interim dividend of HK$0.52 per share.

Our Banking business, operated through Dah Sing Bank and MEVAS Bank, achieved a sound performance in the first six months of this year. The strong growth in operating income was however offset by the significant rise in bad debt charges, which were mainly due to credit card and consumer lending being adversely affected by much higher personal bankruptcies. We continue to place emphasis on growing our customer base and cross-selling, offering additional products and services, enhancing our service quality, and upgrading our risk management capabilities.

Against a background of lower new business growth and persistency levels arising from the weak operating environment, our life insurance business generated a flat profit contribution relative to the same period last year despite a stronger return on bond investments.

財務回顧

較之二零零一年首半年年，扣除準備前之營運溢利提高百分之三十三點四，增長主要源自銀行業務收益增加及營運支出減省所致。惟壞賬調撥激增，削弱扣除準備後之營運溢利增長至僅餘百分之三。

期內，淨利息收入上升百分之十五點八。比對二零零一年，利率下降、高回報資產平均結餘增加，加上集團有效保持信用卡與私人貸款業務的較高息回報，以及在證券投資之固定收益，皆有助提高集團之淨利息收入。淨息差由去年上半年之百分之三點七二擴闊至今年首六個月百分之四點零五。

其他營運收入增幅百分之二十六點三，主要有賴集團在信用卡、財富管理等銀行業務收費與佣金收入增加，與財資活動貢獻提升所帶動。集團人壽保險業務之淨收益已包括在其他營運收入內達三千五百二十萬港元，與去年首六個月所錄得之三千五百六十萬港元相約。

營運支出相對二零零一年同期下降百分之二點六，減省員工人數兼嚴控開支，令集團達致較低之成本基礎。成本對收入比率從二零零一年首半年百分之四十一點九下調至期內百分之三十四點五。

反映本港經濟逆轉與個人破產數目飆升，信用卡及私人貸款業務之資產質素變壞。加上客戶借貸平均結餘較二零零一年首半年上升，期內集團之呆壞賬調撥較去年同期激增。與整體業界情況類同，信用卡業務錄得較高撇賬率。縱使經濟放緩，集團商業銀行業務及租購貸款業務資產質素仍然保持良好。集團之不履行貸款比率維持穩健，並由二零零一年底百分之二點零七輕微紓緩至百分之二點零五水平。

銀行業務方面，客戶貸款及墊款總額較二零零一年底減少百分之零點三。除貿易融資因季節性需求與集團商業銀行客戶群擴闊而有所增加外，大部份貸款類別均告輕微下調。此無增長之貸款總額，反映整體貸款需求疲弱、息差收窄，以及集團之嚴謹信貸管理與定價原則所致。集團存款總額(包括客戶存款及存款證)較二零零一年底上升百分之十點三。

豐明銀行於二零零一年四月開業，致力拓展個人銀行業務。豐明銀行於本年度首半年雖然錄得輕微虧損，惟其正不斷擴展客戶基礎及改善業務收益。

FINANCIAL REVIEW

When compared with the first half of 2001, operating profit before provisions was 33.4% higher, mainly the result of stronger revenue contribution and savings in operating expenses from our banking business. A significant increase in bad debt charges trimmed the growth of our operating profit after provisions to 3.0%.

Net interest income was up by 15.8% in the period. Lower interest rates, an increased average balance of high yielding assets relative to 2001, and our ability to sustain the higher interest yields in credit card and consumer loans, together with our investment in fixed income securities, assisted in boosting our net interest income. Our net interest margin widened from 3.72% in first half 2001 to 4.05% in the first six months period this year.

Other operating income was 26.3% higher. The growth was mainly driven by the increase in our banking business fee and commission income generated by credit card and wealth management businesses, and higher treasury contribution. Our life insurance business net contribution included in other operating income was HK$35.2 million, almost identical to HK$35.6 million earned in the first half of 2001.

Operating expenses declined 2.6% when compared with the same period in 2001. A reduced staffing level and a tight control on expenses enabled us to record a lower cost base. Our cost to income ratio dropped from 41.9% in first half 2001 to 34.5% in the period.

Reflecting the deterioration in the asset quality of credit card and consumer lending brought about by the adverse economic conditions and the significant increase in personal bankruptcies, and with a higher average balance of consumer lending relative to the first half of 2001, the Group's charge for bad and doubtful debts increased significantly when compared with the same period last year. In line with the broader market, a higher charge-off rate for our credit card portfolio was recorded. The asset quality of our commercial banking and hire purchase finance businesses continued to hold up well despite the economic downturn. Our non-performing loan ratio remained healthy and eased slightly to 2.05%, against 2.07% at the end of 2001.

For our banking business, total loans and advances to customers were 0.3% lower than those at the end of 2001. Most lending categories were slightly down with the exception of trade finance, partly due to seasonal factors and partly due to an expanded commercial banking customer base. The flat loan book performance reflected a general weak loan demand, tight spread, and our more stringent credit control criteria and pricing requirements. Our total deposit base, comprising customer deposits and certificates of deposits, increased by 10.3% relative to the end of 2001.

MEVAS Bank, launched in April 2001, focused on the personal banking sector. MEVAS continued to increase its customer base and to improve its revenue, although a small loss was incurred during the first half.

前瞻

由於美國經濟表現不前，加上全球股票市場持續動盪，減慢本港經濟復甦步伐，本地市場氣氛仍將持續受壓。集團將繼續抱審慎態度面對本港下半年的經濟表現。

雖然全球經濟復甦步伐緩慢，但在中國加入世貿與其內部經濟高速增長下，令本港處於有利情況並將受惠於內地的發展進程及頻繁的商貿往來。集團對香港的未來及長遠經濟發展，並不斷改革轉型，邁向成為知識為本與高增值之服務中心充滿信心。

美國現時市況仍極富挑戰性，集團認為於年初預期之美國加息行動將會延遲發生，這將對集團下半年之銀行業務收益表現起著正面作用。集團將更注重收費收入及有效的成本管控，以減輕無抵押貸款虧損之影響。

集團壽險業務正積極改善有效保單的持續比率及數目，並開拓新類業務發展。投資聯繫人壽計劃即將開展，屆時將擴闊集團提供之產品系列，並有助增進收益與吸納新客戶。

PROSPECTS

The Hong Kong economic recovery may slow as the U.S. economy cools and with a continuing volatile global equity environment, local market sentiment is likely to remain subdued. We continue to maintain a cautious outlook for Hong Kong's economic performance in the second half of the year.

With China's WTO accession and a higher rate of economic growth, Hong Kong is well positioned to benefit from China's progress and increasing trade flows despite a slower global economic recovery. We remain confident on Hong Kong's long-term future and development as we continue to restructure our economy towards a more knowledge-based and higher value-added services centre.

With the challenging market environment in the US, we are of the view that the US interest rate increase anticipated earlier this year will be delayed. This would be positive for our banking business' performance in the second half. Our focus on fee income and our sound cost control should also be of benefit and will help to mitigate the expected high level of loan losses mainly arising from our unsecured consumer lending portfolio.

Our life insurance business is working hard to improve persistency, to push for a higher number of in-force policies and to generate new business growth. The forthcoming launch of unit linked life insurance will broaden our product range and should assist both revenue growth and customer acquisition.

董事權益

於二零零二年六月三十日，根據本公司依證券(披露權益)條例第二十九條規定而設置之登記冊所載記錄顯示，各董事在本公司股份中之權益如下：

DIRECTORS' INTERESTS

At 30th June 2002, the interests of the Directors in the share capital of the Company recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

		持有本公司普通股之數量 Number of Ordinary Shares of the Company held			
董事姓名	Name of Director	個人權益 Personal Interests	法團權益 Corporate Interests	其他權益 Other Interests	總數 Total
王守業	David Shou-Yeh Wong	–	4,344,746(*a)	87,379,236(*b)	91,723,982
周忠繼	Chung-Kai Chow	650,676	–	–	650,676
周偉偉	John Wai-Wai Chow	797,248	–	–	797,248
莊先進	John W. Simpson	16,017	–	–	16,017
Peter G. Birch	Peter G. Birch	50,000	–	–	50,000
黃漢興	Hon-Hing Wong	–	–	400,000(*c)	400,000
安德生	Roderick S. Anderson	60,131	–	200,000(*c)	260,131
王伯凌	Gary Pak-Ling Wang	–	–	100,000(*c)	100,000

附註(*):

a) 王守業之法團權益乃指由其擁有三分之一或以上權益公司所持有之股份。

b) 此等股份乃由為王守業及其家族利益而成立之全權信託受託人匯豐國際信託有限公司間接持有。

Notes (*):

a) The corporate interest of David Shou-Yeh Wong is in respect of shares held by a company in which he has an interest of one third or more.

b) Such shares are indirectly held by HSBC International Trustee Limited, the trustee of a discretionary trust established for the benefit of David Shou-Yeh Wong and his family.

董事權益（續）

c) 此等權益乃指根據一九九五年五月十七日獲股東通過之行政人員認股計劃所授予認購本公司股份之權利。本公司於一九九七年十一月二十七日或二零零零年四月三日按每份認股權1港元代價授予若干董事權利可認購本公司股本中每股面值2港元之股份。於一九九七年十一月二十七日及二零零零年四月三日授予之認股權價格分別為每股13.57港元及26.28港元。該等認股權可於獲授予日期起計第一至第五周歲日期間按個別數額行使。

黃漢興於二零零二年五月期間行使認股權認購400,000股本公司股份。依據行政人員認股計劃賦予權力，本公司已按認股權行使當日本公司股份每股收市價與其設定認購價26.28港元之溢價每股15.32港元，以現金代替配發新股予黃漢興，支付總額為六百一十二萬八千港元。黃漢興擁有可認購本公司400,000股股份之認股權已確認為全數行使。

伍耀明於二零零二年六月行使認股權認購200,000股本公司股份。依據行政人員認股計劃賦予權力，本公司已按認股權行使當日本公司股份每股收市價與其設定認購價26.28港元之溢價每股11.72港元，以現金代替配發新股予伍耀明，支付總額為二百三十四萬四千港元。伍耀明擁有可認購本公司200,000股股份之認股權已確認為全數行使。

除上述所載外，本公司截至二零零二年六月三十日止六個月期間並無授予任何認購本公司股本或債務證券之權利。

主要股東權益

於二零零二年六月三十日，根據證券（披露權益）條例第十六（一）條而設置之主要股東登記冊，顯示本公司已接獲有關下列持有本公司發行股本百分之十或以上權益之通知。此等權益並不包括以上披露之董事權益內。

股東	**股份數量**
UFJ Bank Limited（前稱The Sanwa Bank, Limited）	36,998,266

註：於二零零二年八月六日宣佈截至二零零二年六月三十日止六個月中期業績報告日，UFJ Bank Limited實質持有本公司37,268,266股權益。

DIRECTORS' INTERESTS *(Continued)*

c) *These interests represent share options outstanding to subscribe for* shares of the Company granted pursuant to the Executive Share Option Scheme approved by shareholders on 17th May 1995. Certain Directors of the Company were granted options on 27th November 1997 or 3rd April 2000 at a consideration of HK$1 per option to subscribe for shares of the Company at par value of HK$2 each. Options granted on 27th November 1997 and 3rd April 2000 have an exercise price of HK$13.57 and HK$26.28 per share respectively. The options can be exercised in varying amounts between the first and fifth anniversaries of the dates of grant.

Mr. Hon-Hing Wong exercised his option to subscribe for 400,000 shares of the Company in May 2002. Instead of allotting new shares, the Company exercised its discretion as allowed by the Executive Share Option Scheme by paying Mr. Wong HK$15.32 per share in cash, which is the excess of closing market price on the exercise date over the predetermined subscription price of HK$26.28 each. The aggregate payment amounted to HK$6,128,000 and the options granted to Mr. Wong to subscribe for 400,000 shares was confirmed as exercised.

Mr. Yiu-Ming Ng exercised his option to subscribe for 200,000 shares of the Company in June 2002. Instead of allotting new shares, the Company exercised its discretion as allowed by the Executive Share Option Scheme by paying Mr. Ng HK$11.72 per share in cash, which is the excess of closing market price on the exercise date over the predetermined subscription price of HK$26.28 each. The aggregate payment amounted to HK$2,344,000 and the options granted to Mr. Ng to subscribe for 200,000 shares was confirmed as exercised.

Apart from the foregoing, at no time during the six months ended 30th June 2002 did the Company grant any right to subscribe for its own equity or debt securities.

SUBSTANTIAL SHAREHOLDER'S INTERESTS

At 30th June 2002 the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors.

Shareholder	**No. of shares**
UFJ Bank Limited (formerly, The Sanwa Bank, Limited)	36,998,266

Note: As at 6th August 2002 on which the interim results for the six months ended 30th June 2002 was announced, UFJ Bank Limited was beneficially interested in 37,268,266 shares of the Company in issue.

符合最佳應用守則聲明

無任何董事知悉足以合理地指出本公司在本中期報表包括之會計期間內任何時間概無或曾無遵守香港聯合交易所有限公司上市規則附錄十四建議之最佳應用守則，惟(一)由於所有董事(不包括董事總經理)均須根據本公司之組織章程細則規定在股東週年大會上輪值告退，因此非執行董事並無指定之委任任期，及(二)集團審核委員會成員共五名，四名為獨立非執行董事，另一名則為執行董事，為審核委員會提供有關銀行業務專才及對集團廣泛之瞭解。

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim report, in compliance with Appendix 14 of the Listing Rules of the Stock Exchange of Hong Kong Limited, except that (1) non-executive Directors were not appointed for a specific term since all Directors, excluding the Managing Director, have been subject to rotation in annual general meetings pursuant to the Company's Articles of Association and (2) the Audit Committee comprises five members with four independent non-executive Directors and one executive Director who brings particular banking expertise and extensive knowledge of the Group to the Audit Committee.

審核委員會

審核委員會在管理層的協助下，經已省覽集團沿用之會計準則與實務，並就有關內部監管及財務報告事宜(包括審閱截至二零零二年六月三十日止六個月未經審核中期財務報表)進行商討研究。

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30th June 2002.

本公司股份買賣

截至二零零二年六月三十日止，本公司及其任何附屬公司並無購買、出售或贖回其已上市之股份。

DEALINGS IN THE COMPANY'S SHARES

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed shares during the period ended 30th June 2002.

承董事會命
公司秘書 **蘇海倫** 謹啟

香港　二零零二年八月六日(星期二)

By Order of the Board
H L Soo
Company Secretary

Hong Kong, 6th August 2002 (Tuesday)